UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1 Notification of Major Holdings, dated 03 November 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BJ1F4N75

Issuer Name
MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder
Name	City of registered office	Country of registered office
J.P. Morgan Securities Plc

5. Date on which the threshold was crossed or reached
01-Nov-2022

6. Date on which Issuer notified
03-Nov-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.463919	5.126523	5.590442	18955517
Position of previous notification (if applicable)	0.338083	4.982012	5.320095

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		1573011		0.463919
Sub Total 8.A	1573011		0.463919%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt	n/a	n/a	2348	0.000692
Sub Total 8.B1			2348	0.000692%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	04/01/2023	04/01/2023	Cash	6599	0.001946
Cash-settled Equity Swap	18/01/2023	18/01/2023	Cash	417505	0.123132
Cash-settled Equity Swap	02/02/2023	02/02/2023	Cash	12968	0.003825
Cash-settled Equity Swap	07/02/2023	07/02/2023	Cash	2051464	0.605026
Cash-settled Equity Swap	02/03/2023	02/03/2023	Cash	15962	0.004708
Cash-settled Equity Swap	08/03/2023	08/03/2023	Cash	3406259	1.004588
Cash-settled Equity Swap	17/03/2023	17/03/2023	Cash	1204272	0.355169
Cash-settled Equity Swap	23/03/2023	23/03/2023	Cash	2988139	0.881275
Cash-settled Equity Swap	04/04/2023	04/04/2023	Cash	20925	0.006171
Cash-settled Equity Swap	28/04/2023	28/04/2023	Cash	992460	0.292701
Cash-settled Equity Swap	03/05/2023	03/05/2023	Cash	3599	0.001061
Cash-settled Equity Swap	17/05/2023	17/05/2023	Cash	4988139	1.471123
Cash-settled Equity Swap	02/06/2023	02/06/2023	Cash	31349	0.009246
Cash-settled Equity Swap	05/07/2023	05/07/2023	Cash	6183	0.001824
Cash-settled Equity Swap	02/08/2023	02/08/2023	Cash	6319	0.001864
Cash-settled Equity Swap	11/08/2023	11/08/2023	Cash	25240	0.007444
Cash-settled Equity Swap	13/09/2023	13/09/2023	Cash	8145	0.002402
Cash-settled Equity Swap	03/10/2023	03/10/2023	Cash	364765	0.107578
Cash-settled Equity Swap	13/10/2023	13/10/2023	Cash	89778	0.026478
Cash-settled Equity Swap	18/10/2023	18/10/2023	Cash	127698	0.037661
Cash-settled Equity Swap	31/10/2023	31/10/2023	Cash	10407	0.003069
Cash-settled Equity Swap	01/11/2023	01/11/2023	Cash	2498	0.000737
Cash-settled Equity Swap	02/11/2023	02/11/2023	Cash	295800	0.087239
Cash-settled Equity Swap	05/12/2023	05/12/2023	Cash	283364	0.083571
Cash-settled Equity Swap	15/12/2023	15/12/2023	Cash	12342	0.003640
Cash-settled Equity Swap	19/12/2023	19/12/2023	Cash	5001	0.001475
Cash-settled Equity Swap	02/11/2027	02/11/2027	Cash	2978	0.000878
Sub Total 8.B2				17380158	5.125831%

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc		5.125834	5.289870%
JPMorgan Chase & Co.	JPMorgan Chase Bank, National Association
JPMorgan Chase & Co.	J.P. Morgan SE
JPMorgan Chase & Co.	J.P. Morgan Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
Chain of controlled undertakings:

 JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)J

PMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

JPMorgan Chase & Co.
JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

12. Date of Completion
03-Nov-2022

13. Place Of Completion
London

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 03 November 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer